February 6, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Rufus Decker
Jenna Hough
Lilyanna Peyser

Re:	Mint Incorporation Limited (File No. 377-07022 )
Draft Registration Statement on Form F-1 Submitted December 22, 2023
Response to the Staff’s Comments Dated January 23, 2024

Ladies and Gentlemen:

As counsel for Mint Incorporation Limited (the “Company”, “we” and “our”) and on its behalf, this letter is being submitted in response to the letter dated January 23, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on December 22, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 Submitted December 22, 2023

Permission required from Hong Kong and PRC authorities, page 12

1.	We note your disclosure that you are not required to obtain any permission or approval from Hong Kong authorities to operate your business, or from Hong Kong or PRC authorities to conduct this offering or list overseas. Please revise to state, if true, that you are not required to obtain any permission or approval from PRC authorities to operate your business. Also revise to clarify whether you relied on the opinion of counsel to come to this conclusion and, if you did not, please explain why. Finally, please revise the last sentence of this section so that it applies to all permissions or approvals required by PRC authorities, as opposed to only permissions or approvals required by the CAC and CSRC.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 13 to positively state that we are not required to obtain any permission or approval from PRC authorities to operate our business, which applies to all permission or approvals required by the PRC authorities. We respectfully advise the Staff that such disclosure is made relying on Company’s PRC Counsel, Guangdong Wesley Law Firm.

2.	Please state here, as you do on the prospectus cover page, that the legal and operational risks that arise from operating in Mainland China also apply to businesses operating in Hong Kong and Macau.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revise the disclosure on page 13 and 14 to state that the legal and operational risks that arise from operating in Mainland China also apply to businesses operating in Hong Kong and Macau.

Risk Factors

There remain some uncertainties as to whether..., page 31

3.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not believe you will be deemed an “operator of critical information infrastructure,” and therefore will not be subject to cybersecurity review by the CAC for this offering. If true, state as much and explain why such an opinion was not obtained. If you did rely on the opinion of counsel, please revise to name counsel and file the consent of counsel as an exhibit.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have enhanced the disclosure on the cover page, page 11, 12, 13, 14, 33, 34, and 38, to name our PRC Counsel, Guangdong Wesley Law Firm, who we received advice and confirmation regarding the PRC law and CAC related matters. We have filed the consent of our PRC counsel as the Exhibit.

Description of Business Employees, page 85

4.	We note your disclosure of 15 full time employees as of March 31, 2023. Please update to include the number of employees for each of the last three financial years and the geographic location of these employees. If applicable, also include any significant change in the number of employees and information regarding the relationship between management and labor unions. Refer to Item 6.C of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have enhanced the disclosure on page 86 to include the number of employees for each of the last three financial years and the geographic location of these employees.

Taxation, page 117

5.	Please revise to describe the impact on you of China’s Enterprise Income Tax Law and of the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have enhanced the disclosure on page 123 to 125 to describe the impact of China’s Enterprise Income Tax Law and of the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation.

Alternate Prospectus Cover Page, page A-1

6.	Please revise the alternate prospectus cover page of the Resale Prospectus to include the disclosure requested by comments 1-4 of the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021. Also revise to state, if true and as you do on the prospectus cover page of the Public Offering Prospectus, that the resale offering is contingent upon the company’s Class A ordinary shares being listed on the Nasdaq Capital Market.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the alternate prospectus cover page of the Resale Prospectus to include the disclosure requested by comments 1-4 of the Division of Corporation Finance’s Sample Letter to China-Based Companies.

General

7.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: In response to the Staff’s comment, we will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Cover Page

8.	Please disclose the individual and aggregate ownership percentages to be held by your two largest shareholders upon completion of this offering, the names of such shareholders, the controlling persons of such shareholders, and the fact that, if they act together, they will control the management and affairs of the company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This comment applies to the prospectus cover page of the Resale Prospectus, as well.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised the prospectus cover page to disclose the individual and aggregate ownership percentages to be held by our two largest shareholders upon completion of this offering, the names of such shareholders, the controlling persons of such shareholders, and the fact that, if they act together, they will control the management and affairs of the company and most matters requiring shareholder approval.

9.	Here and in the prospectus summary, please state that Chinese regulatory authorities could disallow your organizational structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, we have revised the disclosure on the prospectus cover page to state that Chinese regulatory authorities could disallow our organizational structure, and the possible implications.

10.	We note your disclosure regarding whether payments were made by the holding company to shareholders, by your subsidiaries to the holding company, between the holding company and the operating subsidiary, and by the operating subsidiary to shareholders. Here and in the prospectus summary, please revise to also address whether payments were made by the holding company to your subsidiaries, by your subsidiaries to investors or the operating subsidiary, and by the operating subsidiary to your subsidiaries. Also provide on the cover page a general description of how cash is transferred through your organization, as you do in the first paragraph on page 3.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on the prospectus cover page and page 4 to address whether payments were made by the holding company to the subsidiaries, by the subsidiaries to investors or the operating subsidiary, and by the operating subsidiary to other subsidiaries, with a general description of how cash is transferred through your organization provided on the cover page.

11.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosure on the cover page, page 4, and 38 to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. On the cover page, we revised to provide such references.

12.	We note your discussion of cash management policies on page 3. Please include this discussion on the prospectus cover page, as well.

RESPONSE: We note the Staff’s comment, we have revised the prospectus cover page to include the discussion regarding the cash management policies on the prospectus cover page.

13.	Please state here, as you do on page 34, that compliance with Hong Kong’s Personal Data (Privacy) Ordinance and other data privacy laws in Hong Kong may entail expenses and materially affect your business.

RESPONSE: We note the Staff’s comment, and we have revised the disclosure on the prospectus cover page to state that compliance with Hong Kong’s Personal Data (Privacy) Ordinance and other data privacy laws in Hong Kong may entail expenses and materially affect our business.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036

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